Investor Briefing

October 23, 2002
Third Quarter 2002 (Unaudited)

This supplement to the press release announcing BCE's Quarterly Results is intended to provide, on a timely basis, information of interest to the investment community.

BCE's consolidated Financial Statements and MD&A for the third quarter of 2002 are available on BCE's website at www.bce.ca.

This material is presented for information only, and should not be construed as a solicitation to invest in any securities of BCE Inc.

For further information, please contact:
Isabelle Morin, Director
(514) 786-3845
i.morin@bell.caGeorge Walker, Director
(514) 870-2488
george.walker@bell.ca


BCE Reports Third Quarter Results

Disciplined execution delivers substantial productivity gains, reduced capital spending and positive free cash flow in the quarter. EPS was $0.45 before non-recurring charges for settlement of pay equity dispute.

o Operating revenues for the quarter totaled $4.8 billion, essentially flat compared to the same period last year, due primarily to slower than expected enterprise data revenue growth and the impacts of regulatory decisions. Although Bell's data revenue growth has slowed, its wireless and satellite TV service revenues performed well with growth rates this quarter of 14.5% and 33% respectively.

o BCE's EBITDA1 of $1.95 billion increased 4% compared to the same period last year driven in part by productivity gains of approximately $150 million in the quarter. As a result, the consolidated EBITDA margin improved to 40.5%, led by a 1.8 percentage point improvement at Bell.

o During the quarter, Bell successfully reached an agreement to settle a long-standing pay equity dispute with the Canadian Telecommunications Employees' Association (CTEA).oConsolidated net earnings applicable to common shares were $368 million or $0.43 per common share, a significant improvement from the loss of $144 million, or $0.18 per share incurred in the same period last year which reflected losses from the discontinued operations of Teleglobe and BCI. Earnings for the quarter were impacted by the pay equity settlement at Bell Canada of $37 million, partially offset by a dilution gain at BCE Emergis of $12 million. Excluding these items, net earnings applicable to common shares would have been $0.45 for the quarter, in line with guidance.oThis quarter's productivity gains, when combined with BCE's reduced capex spending, led to $138 million of free cash flow before monetizations, but after capex and dividends.

1        EBITDA is defined as operating  revenues less operating  expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian GAAP or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

Certain sections of this document contain forward-looking statements with respect to BCE and its subsidiaries. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results or events to differ materially from current expectations are discussed on page 23 under "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS".

Wireless Growth

BCE Wireless results reflect a continued focus on profitable growth

Growth

o Wireless service revenues of $561 million grew $71M or 14.5% compared to the same quarter last year, driven by a 16% increase in cellular and PCS subscribers, relatively stable ARPU and a continued focus on postpaid customers.

o With net additions of 62,000, total cellular and PCS subscribers rose to 3,707,000 at the end of the quarter. Including paging subscribers, BCE now serves 4,367,000 wireless customers.

o All of the net additions this quarter were on postpaid rate plans, reflecting BCE's focus on higher value, more profitable, customers.
The reduced level of net subscriber additions this quarter reflected the impact of a more disciplined growth strategy. Specifically, decisions were taken to tighten credit policies for new customers, to apply stricter collection policies and marginally increase handset prices.

o At the end of the quarter, 62% of the total subscriber base were digital and 74% were on postpaid rate plans.

ARPU

o While blended ARPU of $47 and postpaid ARPU of $60 showed slight declines to the same period last year, both increased relative to the second quarter of this year reflecting continued efforts to attract high end customers.

Industry leading churn

o Total churn of 1.7% in the quarter continues to lead the industry. The slight increase in churn was mainly attributable to the application of stricter collection policies, which raised involuntary churn. Customer initiated churn remains at a historically low level, demonstrating the strength of the Bell brand and a commitment to providing superior customer service.

Wireless data

o Mobile browser hits totaled 87 million this quarter, a 55% increase over the third quarter of 2001. Mobile data users grew 10% from the second quarter to 1.3 million.

o 1xRTT capability was made available in many more locations this quarter, with the 1xRTT footprint in Ontario and Quebec on track to cover 80% of the population by year end.

o Bell Mobility's 1xRTT network build in Edmonton, Calgary, Victoria and Vancouver has been completed.

Data

Data growth reflects continued softness in the enterprise and wholesale markets

o Bell Canada data revenues for the third quarter were $926 million, an increase of 5% over Q3 2001, and a year-to-date increase of 9%.

o Enterprise data demand continues to be soft as enterprise customers in the key segments that Bell serves, mainly financial services, technology and governments, have not returned to the marketplace, choosing instead to utilise existing capacity rather than expanding. In addition, the wholesale sector is weak given fewer players and largely underutilized capacity.

o Bell's market share remains stable and growth continues to move at or above market rates, reflecting that slower data growth is a market phenomenon.

o On October 7th, 2002, as a result of the lower than expected data revenue growth, Bell Canada revised its data revenue growth guidance for 2002 to 6% - 10% from 12% - 18%.

DSL

High Speed Subscribers hit the 1 million customer mark, Consumer DSL now EBITDA positive

o The overall DSL subscriber base grew by 93,000 this quarter to reach 1,002,000, a 10% increase over Q2 2002, surpassing Bell's dial-up customer base. Consumer DSL net adds were 68,000 while business and wholesale customers grew by 25,000.

o Adds for Sympatico DSL Basic, the new 128 kbps service launched in June, totaled 45,000. Approximately 50% of these adds were migrations from Sympatico dial-up services, reducing dial-up losses to competitor offerings.

o Consumer DSL was EBITDA positive for the second quarter in a row, and is expected to continue producing positive EBITDA margins.

o During the quarter, Bell Canada introduced several new value-added services to its Sympatico High Speed product line including Desktop Anti-virus, Desktop Firewall and MusicMatch.ca. Although most of these services have only just recently been launched, they already have approximately 55,000 subscriptions.

o Average self-installation rates for the quarter remained at the 98% level experienced in Q2.

o The DSL footprint in Ontario and Quebec has expanded to reach 73% of homes and business lines passed.

Satellite Television Growth

Revenue growth of 33% fuelled by subscriber growth of 31%

o Bell ExpressVu's continued growth in subscribers translated into revenues of $156 million for the quarter, 33% higher than Q3 2001. EBITDA losses continued to decline compared to last year demonstrating economies of scale and successful cost containment. The year-over-year improvement in EBITDA of $8 million was due to better management of operating and programming costs, as well as lower subscriber acquisition costs related to lower net adds.

o Net additions of 45,000 for the quarter were down from the 83,000 net additions achieved in the same period last year reflecting a higher priced offer, premium pricing to its major competitor and a softer electronics market. In addition, activations for Q3 2001 were positively impacted by the new digital channel line-up introduced at that time.

o Bell ExpressVu increased its market share to 61%. At the end of the third quarter Bell ExpressVu had 1,221,000 customers representing a 31% increase compared to last year.

o Cost of acquisition (COA) per subscriber was $630 this quarter, down from $674 in Q3 of 2001, reflecting a change in the accounting for programming credits associated with ExpressVu's service offering whereby these are now required to be netted against revenues. Without this change, COA would have risen slightly on a year-over-year basis to $692 due to a lower number of activations this quarter.

Average revenue per subscriber

 o Average revenue per subscriber (ARPS) of $43 was down slightly from the same period last year, also reflecting the change in the accounting for programming credits. Without this change, ARPS would have remained unchanged on a year-over-year basis at $44.

Urban customer growth

o Urban market net additions represented 71% of total net additions this quarter, slightly higher than the 70% achieved in the same period last year. At the end of the quarter, Bell ExpressVu's urban customer base was up slightly at 59% of total subscribers.

Anti-Piracy Initiatives

o Signal piracy is a major issue facing all segments of the Canadian broadcasting industry, and Bell ExpressVu is taking numerous actions to combat the "grey" and "black" markets for satellite services. These include aggressively pursuing court actions, conducting investigations, implementing electronic counter-measures and leading targeted information campaigns.

o On October 21st, Bell ExpressVu launched a $100 million lawsuit, in partnership with other Canadian broadcasters, against satellite dealers in several cities across Canada.

o Bell ExpressVu also uses technical counter-measures to detect and shutdown illegal use of its systems. The number of electronic counter-measures (ECM) used is growing each year. Bell ExpressVu's ECM team works closely with world-class security experts from Echostar and Swiss based Nagra Vision SA.

Bell Globemedia

Solid financial performance

o Bell Globemedia revenues for Q3 were $273 million, an 11% or $27 million increase over the third quarter of 2001, while EBITDA grew to $17 million, a $23 million increase over the previous year.

o These results reflect the positive impact of the acquisitions of CFCF, CKY, and RoBTV during the latter part of 2001. Excluding acquisitions, revenues for the quarter would have risen $19 million or 7%, while EBITDA would have risen $23 million over the previous year.

o These year-over-year improvements are due to an increase in television and print advertising revenues of 10%, increased subscription revenues across the print and TV divisions of 13%, as well as productivity gains.

The Globe and Mail retains leadership position

o The latest NADbank newspaper readership data released in September shows The Globe and Mail increasing its leadership of the national market with 1,006,000 readers. The Globe and Mail's 6-day cumulative readership levels lead its closest rival by 19%.

Consolidation

o On September 13, 2002, Bell Globemedia purchased Lycos Inc.'s 29 percent stake in joint venture Sympatico-Lycos and took full control of Canada's largest Internet portal.

BCE Emergis

EBITDA continues to improve

o BCE Emergis had revenues of $135 million for the quarter, down $38 million from the third quarter of 2001, reflecting decreases in both non-recurring and recurring revenue, as the company implements its revised business plan announced April 5, 2002, which focused on key growth areas, driving recurring revenue growth and the streamlining of service offerings and operating costs.

o The sequential revenue decline of $7 million reflects Emergis' sale of its wire service asset, e-News, as well as previously announced declines in sales to Bell Nexxia.

o EBITDA of $19 million was $16 million lower than the third quarter of 2001 but $8 million higher than Q2 of this year. EBITDA on a year-to-date basis is now positive at $10 million. EBITDA improvements have also led to free cash flow of $10 million this quarter.

o Pursuing its business plan in the third quarter, BCE Emergis exited a number of activities no longer considered core, such as e-logistics, and discontinued its participation in Procuron.

Cost Management

Productivity gains drive EBITDA performance

o BCE's continuing focus on productivity has led to total improvements this quarter of approximately $150 million and $515 million year-to-date.
These productivity gains were an important contibutor in delivering BCE's EBITDA growth rates of 4% and 5% for the quarter and year-to-date respectively and improving overall year-to-date EBITDA margins to 39.1% from the 38.1% experienced over the same time frame in 2001.

o Bell Canada's productivity gains of approximately $145 million this quarter reflect improvements across the company in the cost of customer acquisition and servicing, as well as general support. The overall productivity program includes numerous smaller projects reflecting both cross-enterprise initiatives and initiatives at the local business unit level. Year-to-date gains of $495 million are well on track to achieve Bell Canada's 2002 target of exceeding $600 million in productivity improvements.

o Bell Globemedia also achieved savings this quarter driven by its workforce restructuring and synergies from its acquisitions of CFCF, CKY and RoBTV.

Productivity gains and capex efficiency lead to positive free cash flow for Q3

o BCE continued its tight management of capex this quarter resulting in expenditures of $904 million or 19% of revenues. Bell Canada's capital expenditures this quarter were $839 million, or 19% of Bell's revenues, and represent the majority of BCE's capital spending. Bell Canada expects to spend approximately 20% of revenues on capital in 2002.

o BCE's reduced capex spending, combined with the $150 million of productivity savings across the group this quarter, led to free cash flow of $138 million before monetizations and the repurchase of a 3.5% minority interest in Bell Canada. This contributed to an improvement in BCE's negative $324 million of free cash flow year-to-date.

Financial Guidance

o The company is reiterating its full year financial guidance as follows:

         Consolidated                       2002
         Revenue                           approx. $19.5 B
         EBITDA                            approx.  $7.5 B
         Earnings per share                approx.  $1.80
         (before non-recurring items)

BCE Consolidated (1)(2)


Consolidated Statements of Operations (unaudited)

Consolidated Statements of Operations (unaudited)

------------------------------------------------------------------------------------------------------------------------------
                                                             Three months                     Nine months
                                                              ended September 30               ended September 30
------------------------------------------------------------------------------------------------------------------------------
($ millions, except per share amounts)                            2002        2001 % change        2002        2001 % change
------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                               4,822       4,818     0.1%      14,596      14,227      2.6%
------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                               2,870       2,941    (2.4%)      8,887       8,812      0.9%
------------------------------------------------------------------------------------------------------------------------------
EBITDA (3)                                                       1,952       1,877     4.0%       5,709       5,415      5.4%
------------------------------------------------------------------------------------------------------------------------------
Amortization expense                                              (771)       (963)   19.9%      (2,352)     (2,878)    18.3%
------------------------------------------------------------------------------------------------------------------------------
Net benefit plans credit                                             7          26   (73.1%)         25          90    (72.2%)
------------------------------------------------------------------------------------------------------------------------------
Restructuring and other charges                                    (79)          -     N.M.        (492)       (239)     N.M.
------------------------------------------------------------------------------------------------------------------------------
Operating income                                                 1,109         940    18.0%       2,890       2,388     21.0%
------------------------------------------------------------------------------------------------------------------------------
Other income (expense)                                              (4)         69     N.M.         226       4,026    (94.4%)
------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                  (288)       (255)  (12.9%)       (812)       (801)    (1.4%)
------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
------------------------------------------------------------------------------------------------------------------------------
     income taxes and non-controlling interest                     817         754     8.4%       2,304       5,613    (59.0%)
------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                      (303)       (368)   17.7%        (840)     (1,728)    51.4%
------------------------------------------------------------------------------------------------------------------------------
Non-controlling interest                                          (130)        (49)    N.M.        (401)       (224)   (79.0%)
------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                384         337    13.9%       1,063       3,661    (71.0%)
------------------------------------------------------------------------------------------------------------------------------
Discontinued operations                                              -        (465)    N.M.        (340)     (2,862)    88.1%
------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                       384        (128)    N.M.         723         799     (9.5%)
------------------------------------------------------------------------------------------------------------------------------
Dividends on preferred shares                                      (16)        (16)    0.0%         (43)        (50)    14.0%
------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) applicable to common shares                    368        (144)    N.M.         680         749     (9.2%)
------------------------------------------------------------------------------------------------------------------------------
Net earnings per common share - basic
------------------------------------------------------------------------------------------------------------------------------
     Continuing operations                                      $ 0.43      $ 0.40               $ 1.23      $ 4.47
------------------------------------------------------------------------------------------------------------------------------
     Net earnings                                               $ 0.43     $ (0.18)              $ 0.82      $ 0.93
------------------------------------------------------------------------------------------------------------------------------
Average number of common shares outstanding (millions)           864.1       807.9                827.3       807.8
------------------------------------------------------------------------------------------------------------------------------
The following non-recurring items are included in net earnings:
------------------------------------------------------------------------------------------------------------------------------
     Discontinued operations                                         -        (465)                (340)     (2,862)
------------------------------------------------------------------------------------------------------------------------------
     Restructuring and other charges                               (37)          -                 (253)       (114)
------------------------------------------------------------------------------------------------------------------------------
     Net gains on sale of investments and dilution gains            12         153                  134       3,166
------------------------------------------------------------------------------------------------------------------------------
     Goodwill amortization                                           -        (142)                   -        (428)
------------------------------------------------------------------------------------------------------------------------------
     Foreign exchange restatement                                    -         (29)                   -         (27)
------------------------------------------------------------------------------------------------------------------------------
     Other                                                           -         (19)                   -         (47)
------------------------------------------------------------------------------------------------------------------------------
Total                                                              (25)       (502)                (459)       (312)
------------------------------------------------------------------------------------------------------------------------------
Impact on net earnings per share                               $ (0.03)    $ (0.62)             $ (0.55)    $ (0.39)
------------------------------------------------------------------------------------------------------------------------------
N.M.:  not meaningful
------------------------------------------------------------------------------------------------------------------------------

BCE Consolidated (1) (2)
Consolidated Statements of Operations (unaudited) - Historical trend

                                                                                       Total                                  Total
-----------------------------------------------------------------------------------------------------------------------------------
 ($ millions, except per share amounts)                      Q3 02   Q2 02   Q1 02    2002   Q4 01   Q3 01   Q2 01  Q1 01    2001
----------------------------------------------------------------------------------------------------------------------------------
 Operating revenues                                          4,822   4,940   4,834  14,596   5,113   4,818   4,767  4,642  19,340
----------------------------------------------------------------------------------------------------------------------------------
 Operating expenses                                          2,870   2,995   3,022   8,887   3,286   2,941   2,943  2,928  12,098
----------------------------------------------------------------------------------------------------------------------------------
 EBITDA (3)                                                  1,952   1,945   1,812   5,709   1,827   1,877   1,824  1,714   7,242
----------------------------------------------------------------------------------------------------------------------------------
 Amortization expense                                         (771)   (809)   (772) (2,352)   (948)   (963)   (983)  (932) (3,826)
----------------------------------------------------------------------------------------------------------------------------------
 Net benefit plans credit                                        7      12       6      25      31      26      31     33     121
----------------------------------------------------------------------------------------------------------------------------------
 Restructuring and other charges                               (79)   (413)      -    (492)   (741)      -       -   (239)   (980)
----------------------------------------------------------------------------------------------------------------------------------
 Operating income                                            1,109     735   1,046   2,890     169     940     872    576   2,557
----------------------------------------------------------------------------------------------------------------------------------
 Other income (expense)                                         (4)    228       2     226     (11)     69      92  3,865   4,015
----------------------------------------------------------------------------------------------------------------------------------
 Interest expense                                             (288)   (263)   (261)   (812)   (255)   (255)   (264)  (282) (1,056)
----------------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) from continuing operations before
----------------------------------------------------------------------------------------------------------------------------------
     income taxes and non-controlling interest                 817     700     787   2,304     (97)    754     700  4,159   5,516
----------------------------------------------------------------------------------------------------------------------------------
 Income taxes                                                 (303)   (244)   (293)   (840)    (31)   (368)   (327)(1,033) (1,759)
----------------------------------------------------------------------------------------------------------------------------------
 Non-controlling interest                                     (130)   (136)   (135)   (401)     38     (49)    (98)   (77)   (186)
----------------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) from continuing operations                    384     320     359   1,063     (90)    337     275  3,049   3,571
----------------------------------------------------------------------------------------------------------------------------------
 Discontinued operations                                         -    (295)    (45)   (340)   (195)   (465)   (253)(2,144) (3,057)
----------------------------------------------------------------------------------------------------------------------------------
 Net earnings (loss)                                           384      25     314     723    (285)   (128)     22    905     514
----------------------------------------------------------------------------------------------------------------------------------
 Dividends on preferred shares                                 (16)    (14)    (13)    (43)    (14)    (16)    (16)   (18)    (64)
----------------------------------------------------------------------------------------------------------------------------------
 Net earnings (loss) applicable to common shares               368      11     301     680    (299)   (144)      6    887     450
----------------------------------------------------------------------------------------------------------------------------------
 Net earnings (loss) per common share - basic
----------------------------------------------------------------------------------------------------------------------------------
     Continuing operations                                  $ 0.43  $ 0.38  $ 0.43  $ 1.23 $ (0.13) $ 0.40  $ 0.32 $ 3.75  $ 4.34
----------------------------------------------------------------------------------------------------------------------------------
     Net earnings (loss)                                    $ 0.43  $ 0.01  $ 0.37  $ 0.82 $ (0.37)$ (0.18) $ 0.01 $ 1.10  $ 0.56
----------------------------------------------------------------------------------------------------------------------------------
 Average number of common shares outstanding (millions)      864.1   808.7   808.6   827.3   808.5   807.9   807.4  808.1   807.9
----------------------------------------------------------------------------------------------------------------------------------
 The following non-recurring items are included in net earnings:
----------------------------------------------------------------------------------------------------------------------------------
     Discontinued operations                                     -    (295)    (45)   (340)   (195)   (465)   (253)(2,144) (3,057)
----------------------------------------------------------------------------------------------------------------------------------
     Restructuring charges                                     (37)   (216)      -    (253)   (349)      -       -   (114)   (463)
----------------------------------------------------------------------------------------------------------------------------------
     Net gains on sale of investments and dilution gains        12     122       -     134      40     153       6  3,007   3,206
----------------------------------------------------------------------------------------------------------------------------------
     Goodwill amortization                                       -       -       -       -    (132)   (142)   (149)  (137)   (560)
----------------------------------------------------------------------------------------------------------------------------------
     Foreign exchange restatement                                -       -       -       -      (2)    (29)     37    (35)    (29)
----------------------------------------------------------------------------------------------------------------------------------
     Other                                                       -       -       -       -      (6)    (19)     (6)   (22)    (53)
----------------------------------------------------------------------------------------------------------------------------------
 Total                                                         (25)   (389)    (45)   (459)   (644)   (502)   (365)   555    (956)
----------------------------------------------------------------------------------------------------------------------------------
 Impact on net earnings per share                           $(0.03)$ (0.48)$ (0.06)$ (0.55)$ (0.80)$ (0.62) $ (0.45$ 0.69  $(1.18)
----------------------------------------------------------------------------------------------------------------------------------


BCE Consolidated (1) (2)

Consolidated Balance Sheets (unaudited)


                                                                                        September 30          December 31
(Millions of dollars, except where otherwise indicated)                                         2002                 2001
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and cash equivalents                                                                  2,870                  569
    Accounts receivable                                                                        2,547                4,118
    Other current assets                                                                         871                1,213
                                                                                        -------------        -------------
Total current assets                                                                           6,288                5,900
Investments                                                                                      987                1,106
Capital assets                                                                                20,158               25,861
Future income taxes                                                                              728                1,031
Other long-term assets                                                                         3,266                3,363
Indefinite-life intangible assets                                                                879                  866
Goodwill                                                                                       6,677               15,947
                                                                                        -------------        -------------
Total assets                                                                                  38,983               54,074
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                                   3,722                5,792
    Income and other taxes payable                                                                33                  681
    Debt due within one year                                                                   2,780                5,263
                                                                                        -------------        -------------
Total current liabilities                                                                      6,535               11,736
Long-term debt                                                                                12,470               14,861
Future income taxes                                                                              922                  924
Other long-term liabilities                                                                    2,998                4,129
                                                                                        -------------        -------------
Total liabilities                                                                             22,925               31,650
                                                                                        -------------        -------------
Non-controlling interest                                                                       4,937                5,625
                                                                                        -------------        -------------
SHAREHOLDERS' EQUITY
Preferred shares                                                                               1,510                1,300
                                                                                        -------------        -------------
Common shareholders' equity
    Common shares                                                                             16,217               13,827
    Contributed surplus                                                                          980                  980
    Retained earnings (deficit)                                                               (7,605)                 712
    Currency translation adjustment                                                               19                  (20)
                                                                                        -------------        -------------
Total common shareholders' equity                                                              9,611               15,499
                                                                                        -------------        -------------
Total shareholders' equity                                                                    11,121               16,799
                                                                                        -------------        -------------
Total liabilities and shareholders' equity                                                    38,983               54,074
--------------------------------------------------------------------------------------------------------------------------

Number of common shares outstanding                                                            905.0                808.5
--------------------------------------------------------------------------------------------------------------------------

BCE Consolidated (1) (2)

Consolidated Cash Flow Information

                                                                                         Three months        Nine months
                                                                                      ended September 30      ended September 30
(Millions of dollars, except where otherwise indicated)                                   2002      2001         2002        2001
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
----------------------------------------------------------------------------------------------------------------------------------
   Earnings from continuing operations                                                     384       337        1,063       3,661
----------------------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile earnings from continuing
----------------------------------------------------------------------------------------------------------------------------------
     operations to cash flows from operating activities:
----------------------------------------------------------------------------------------------------------------------------------
       Amortization expense                                                                771       963        2,352       2,878
----------------------------------------------------------------------------------------------------------------------------------
       Restructuring and other charges                                                      67       (19)         472         184
----------------------------------------------------------------------------------------------------------------------------------
       Gains and losses on reduction of ownership in subsidiaries and joint ventures
----------------------------------------------------------------------------------------------------------------------------------
         and on disposal of investments                                                    (11)     (147)        (175)     (4,038)
----------------------------------------------------------------------------------------------------------------------------------
       Future income taxes                                                                 109       160          (10)        503
----------------------------------------------------------------------------------------------------------------------------------
       Other items                                                                          14       280          134        (103)
----------------------------------------------------------------------------------------------------------------------------------
       Change in non-cash working capital components (4)                                   152      (327)        (208)       (111)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                         1,486     1,247        3,628       2,974
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
----------------------------------------------------------------------------------------------------------------------------------
   Capital expenditures                                                                   (904)   (1,034)      (2,697)     (3,803)
----------------------------------------------------------------------------------------------------------------------------------
   Investments                                                                             (73)     (253)        (181)       (383)
----------------------------------------------------------------------------------------------------------------------------------
   Other items                                                                              18        38            5         (49)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          (959)   (1,249)      (2,873)     (4,235)
----------------------------------------------------------------------------------------------------------------------------------
Dividends
----------------------------------------------------------------------------------------------------------------------------------
   Dividends paid on common and preferred shares                                          (255)     (259)        (758)       (777)
----------------------------------------------------------------------------------------------------------------------------------
   Dividends paid by subsidiaries to non-controlling interest                             (134)     (117)        (321)       (268)
----------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow before monetizations and repurchase
----------------------------------------------------------------------------------------------------------------------------------
   of a minority interest in Bell Canada                                                   138      (378)        (324)     (2,306)
----------------------------------------------------------------------------------------------------------------------------------
   Monetizations, net of income taxes                                                       14        14          181       4,608
----------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow before repurchase of a minority interest in Bell Canada                     152      (364)        (143)      2,302
----------------------------------------------------------------------------------------------------------------------------------
   Repurchase of a minority interest in Bell Canada                                     (1,326)        -       (1,326)          -
----------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow after monetizations and repurchase
----------------------------------------------------------------------------------------------------------------------------------
   of a minority interest in Bell Canada                                                (1,174)     (364)      (1,469)      2,302
----------------------------------------------------------------------------------------------------------------------------------
Other financing activities
----------------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in notes payable and bank advances                                  (60)     (238)         426      (2,527)
----------------------------------------------------------------------------------------------------------------------------------
   Issue of long-term debt                                                               1,105       780        2,400       2,056
----------------------------------------------------------------------------------------------------------------------------------
   Repayment of long-term debt                                                            (299)     (235)        (802)       (963)
----------------------------------------------------------------------------------------------------------------------------------
   Issue of preferred shares                                                                 -         -          510           -
----------------------------------------------------------------------------------------------------------------------------------
   Redemption of preferred shares                                                            -         -         (306)          -
----------------------------------------------------------------------------------------------------------------------------------
   Redemption of preferred shares by subsidiaries                                            -         -            -        (346)
----------------------------------------------------------------------------------------------------------------------------------
   Issue of common shares                                                                2,381        10        2,390          66
----------------------------------------------------------------------------------------------------------------------------------
   Costs relating to the issuance of common shares                                         (78)        -          (78)          -
----------------------------------------------------------------------------------------------------------------------------------
   Purchase of common shares for cancellation                                                -         -            -        (191)
----------------------------------------------------------------------------------------------------------------------------------
   Issue of common shares, preferred shares, convertible
----------------------------------------------------------------------------------------------------------------------------------
     debentures and equity-settled notes by subsidiaries to non-controlling interest        44         3          201       1,370
----------------------------------------------------------------------------------------------------------------------------------
   Other items                                                                             (40)      (17)         (36)         17
----------------------------------------------------------------------------------------------------------------------------------
                                                                                         3,053       303        4,705        (518)
----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                 1        (1)           1          (1)
----------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) continuing operations                                         1,880       (62)       3,237       1,783
----------------------------------------------------------------------------------------------------------------------------------
Cash used in discontinued operations                                                         -      (643)        (936)       (955)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                     1,880      (705)       2,301         828
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                                           990     1,793          569         260
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                               2,870     1,088        2,870       1,088
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures as a percentage of revenues                                         18.7%     21.5%        18.5%       26.7%
----------------------------------------------------------------------------------------------------------------------------------

BCE Consolidated  (1) (2)

Segmented Information
                                                                        Three months                   Nine months
                                                                        ended September 30             ended September 30
(Millions of dollars, except where otherwise indicated)                 2002      2001 % change      2002      2001   % change
-------------------------------------------------------------------------------------------------------------------------------
Revenues
-------------------------------------------------------------------------------------------------------------------------------
Bell Canada                                                            4,314     4,326    (0.3%)   12,957    12,666       2.3%
-------------------------------------------------------------------------------------------------------------------------------
Bell Globemedia                                                          273       246    11.0%       911       849       7.3%
-------------------------------------------------------------------------------------------------------------------------------
BCE Emergis                                                              135       173   (22.0%)      409       475     (13.9%)
-------------------------------------------------------------------------------------------------------------------------------
BCE Ventures                                                             258       262    (1.5%)      782       757       3.3%
-------------------------------------------------------------------------------------------------------------------------------
Corporate and other (including  inter-segment eliminations)             (158)     (189)   16.4%      (463)     (520)     11.0%
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                                               4,822     4,818     0.1%    14,596    14,227       2.6%
-------------------------------------------------------------------------------------------------------------------------------
EBITDA (3)
-------------------------------------------------------------------------------------------------------------------------------
Bell Canada                                                            1,891     1,818     4.0%     5,501     5,172       6.4%
-------------------------------------------------------------------------------------------------------------------------------
Bell Globemedia                                                           17        (6)    N.M.       108        65      66.2%
-------------------------------------------------------------------------------------------------------------------------------
BCE Emergis                                                               19        35   (45.7%)       10        92     (89.1%)
-------------------------------------------------------------------------------------------------------------------------------
BCE Ventures                                                              67        73    (8.2%)      217       202       7.4%
-------------------------------------------------------------------------------------------------------------------------------
Corporate and other (including  inter-segment eliminations)              (42)      (43)    2.3%      (127)     (116)     (9.5%)
-------------------------------------------------------------------------------------------------------------------------------
EBITDA                                                                 1,952     1,877     4.0%     5,709     5,415       5.4%
-------------------------------------------------------------------------------------------------------------------------------
Net earnings applicable to common shares
-------------------------------------------------------------------------------------------------------------------------------
Bell Canada
-------------------------------------------------------------------------------------------------------------------------------
    Bell Canada Holdings (including Aliant)                              367       317    15.8%     1,125       893      26.0%
-------------------------------------------------------------------------------------------------------------------------------
    Bell ExpressVu                                                       (31)      (45)   31.1%      (109)     (129)     15.5%
-------------------------------------------------------------------------------------------------------------------------------
Total Bell Canada                                                        336       272    23.5%     1,016       764      33.0%
-------------------------------------------------------------------------------------------------------------------------------
Bell Globemedia                                                          (11)      (52)   78.8%         1      (125)      N.M.
-------------------------------------------------------------------------------------------------------------------------------
BCE Emergis                                                               19       (70)    N.M.       (58)     (236)     75.4%
-------------------------------------------------------------------------------------------------------------------------------
BCE Ventures                                                              16       137   (88.3%)       99       229     (56.8%)
-------------------------------------------------------------------------------------------------------------------------------
Corporate and other (including  inter-segment eliminations)                8        34   (76.5%)      (38)    2,979       N.M.
-------------------------------------------------------------------------------------------------------------------------------
Discontinued operations
-------------------------------------------------------------------------------------------------------------------------------
    BCI                                                                    -      (260)    N.M.      (191)     (226)     15.5%
-------------------------------------------------------------------------------------------------------------------------------
    Teleglobe                                                              -      (205)    N.M.      (149)   (2,636)     94.3%
-------------------------------------------------------------------------------------------------------------------------------
Total discontinued operations                                              -      (465)    N.M.      (340)   (2,862)     88.1%
-------------------------------------------------------------------------------------------------------------------------------
Net earnings applicable to common shares                                 368      (144)    N.M.       680       749      (9.2%)
-------------------------------------------------------------------------------------------------------------------------------
Proportionate EBITDA, proportionate net debt and preferreds
-------------------------------------------------------------------------------------------------------------------------------
                                                     Proportionate EBITDA
-------------------------------------------------------------------------------------------------------------------------------
                      Common shares      BCE                                                       12-Mth           Proportionate
                                                                                                                    net debt
-------------------------------------------------------------------------------------------------------------------------------
                     owned by BCE (M)         Ownership (%)   Q3 02    Q2 02     Q1 02    Q4 01   Trailing          and preferreds
-------------------------------------------------------------------------------------------------------------------------------
Bell Canada
-------------------------------------------------------------------------------------------------------------------------------
    Bell Canada Holdings                      84%             1,420    1,303     1,254    1,205     5,182               14,071
-------------------------------------------------------------------------------------------------------------------------------
    Aliant (5)                  74.1          47%               107      113       104      121       445                  692
-------------------------------------------------------------------------------------------------------------------------------
    ExpressVu                                100%               (37)     (29)      (38)     (70)     (174)                 (38)
-------------------------------------------------------------------------------------------------------------------------------
Total Bell Canada                                             1,490    1,387     1,320    1,256     5,453               14,725
-------------------------------------------------------------------------------------------------------------------------------
Bell Globemedia                               70%                 5       32        20       25        82                  495
-------------------------------------------------------------------------------------------------------------------------------
BCE Emergis                     65.9          65%                12        7       (13)      23        29                  (34)
-------------------------------------------------------------------------------------------------------------------------------
BCE Ventures
-------------------------------------------------------------------------------------------------------------------------------
    CGI                        120.0          32%                22       28        25       30       105                  (27)
-------------------------------------------------------------------------------------------------------------------------------
    Telesat                                  100%                44       46        47       52       189                  488
-------------------------------------------------------------------------------------------------------------------------------
    Other                                    100%                 1       (1)        5        6        11                   99
-------------------------------------------------------------------------------------------------------------------------------
Total BCE Ventures                                               67       73        77       88       305                  560
-------------------------------------------------------------------------------------------------------------------------------
Corporate                                    100%               (42)     (47)      (38)     (43)     (170)
-------------------------------------------------------------------------------------------------------------------------------
    Perpetual Preferred Shares                                                                                           1,510
-------------------------------------------------------------------------------------------------------------------------------
    Retractable Preferred Shares (6)                                                                                       357
-------------------------------------------------------------------------------------------------------------------------------
    Debt due within one year                                                                                               112
-------------------------------------------------------------------------------------------------------------------------------
    Long term debt                                                                                                       1,122
-------------------------------------------------------------------------------------------------------------------------------
    less:
-------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                                           (2,052)
-------------------------------------------------------------------------------------------------------------------------------
    Nortel common shares at market                                                                                         (11)
-------------------------------------------------------------------------------------------------------------------------------
    Bell Canada Holdings debt due to BCE                                                                                (3,241)
-------------------------------------------------------------------------------------------------------------------------------
    Redeemable preferred shares from BCH                                                                                (1,333)
-------------------------------------------------------------------------------------------------------------------------------
    Total Corporate                                                                                                     (3,536)
-------------------------------------------------------------------------------------------------------------------------------
Total                                                         1,532    1,452     1,366    1,349     5,699               12,210
-------------------------------------------------------------------------------------------------------------------------------
N.M.:  not meaningful
-------------------------------------------------------------------------------------------------------------------------------

BCE Consolidated  (1) (2)

Segmented Information - Historical trend

                                                                              Total                                    Total
   (Millions of dollars, except where otherwise indiQ3t02)    Q2 02   Q1 02    2002   Q4 01   Q3 01   Q2 01   Q1 01     2001
   --------------------------------------------------------------------------------------------------------------------------

   Revenues
   Bell Canada                                      4,314     4,368   4,275  12,957   4,536   4,326   4,239   4,101   17,202
   Bell Globemedia                                    273       326     312     911     354     246     297     306    1,203
   BCE Emergis                                        135       142     132     409     181     173     159     143      656
   BCE Ventures                                       258       261     263     782     287     262     261     234    1,044
   Corporate and other (including  inter-segment elim(158)ons) (157)   (148)   (463)   (245)   (189)   (189)   (142)    (765)
                                                  ---------------------------------------------------------------------------
   Revenues                                         4,822     4,940   4,834  14,596   5,113   4,818   4,767   4,642   19,340
   --------------------------------------------------------------------------------------------------------------------------

   EBITDA (3)
   Bell Canada                                      1,891     1,850   1,760   5,501   1,704   1,818   1,719   1,635    6,876
   Bell Globemedia                                     17        58      33     108      43      (6)     41      30      108
   BCE Emergis                                         19        11     (20)     10      35      35      31      26      127
   BCE Ventures                                        67        73      77     217      88      73      72      57      290
   Corporate and other (including  inter-segment elimi-42ions)  (47)    (38)   (127)    (43)    (43)    (39)    (34)    (159)
                                                  --------
                                                  ---------------------------------------------------------------------------
   EBITDA                                           1,952     1,945   1,812   5,709   1,827   1,877   1,824   1,714    7,242
   --------------------------------------------------------------------------------------------------------------------------

   Net earnings (loss) applicable to common shares
   Bell Canada
       Bell Canada Holdings (including Aliant)        367       397     361   1,125     (39)    317     370     206      854
       Bell ExpressVu                                 -31       (38)    (40)   (109)    (62)    (45)    (40)    (44)    (191)
                                                  ---------------------------------------------------------------------------
   Total Bell Canada                                  336       359     321   1,016    (101)    272     330     162      663
   Bell Globemedia                                    -11        11       1       1     (25)    (52)    (40)    (33)    (150)
   BCE Emergis                                         19       (62)    (15)    (58)    (45)    (70)    (75)    (91)    (281)
   BCE Ventures                                        16        59      24      99      41     137      24      68      270
   Corporate and other (including  inter-segment elimina8ions)  (61)     15     (38)     26      34      20   2,925    3,005
   Discontinued operations
       BCI                                              -      (191)      -    (191)    (21)   (260)    (81)    115     (247)
       Teleglobe                                        -      (104)    (45)   (149)   (174)   (205)   (172) (2,259)  (2,810)
                                                  ---------------------------------------------------------------------------
   Total discontinued operations                        -      (295)    (45)   (340)   (195)   (465)   (253) (2,144)  (3,057)
                                                  ---------------------------------------------------------------------------
   Net earnings (loss) applicable to common shares    368        11     301     680    (299)   (144)      6     887      450
   --------------------------------------------------------------------------------------------------------------------------


Bell Canada (1a) (2)

Consolidated Statements of Operations (unaudited)

                                                                 Three months                     Nine months
                                                                 Ended September 30              ended September 30
    (Millions of dollars, except where otherwise indicated)        2002     2001   % change        2002      2001  % change
----------------------------------------------------------------------------------------------------------------------------
    Revenues
----------------------------------------------------------------------------------------------------------------------------
    Local and access                                              1,526    1,635      (6.7%)      4,581     4,706     (2.7%)
----------------------------------------------------------------------------------------------------------------------------
    Long distance                                                   651      663      (1.8%)      1,944     2,004     (3.0%)
----------------------------------------------------------------------------------------------------------------------------
    Wireless                                                        561      490      14.5%       1,597     1,346     18.6%
----------------------------------------------------------------------------------------------------------------------------
    Data                                                            926      881       5.1%       2,796     2,569      8.8%
----------------------------------------------------------------------------------------------------------------------------
    Other                                                           494      540      (8.5%)      1,577     1,700     (7.2%)
----------------------------------------------------------------------------------------------------------------------------
    Total Bell Canada Holdings (including Aliant)                 4,158    4,209      (1.2%)     12,495    12,325      1.4%
----------------------------------------------------------------------------------------------------------------------------
    Bell ExpressVu                                                  156      117      33.3%         462       341     35.5%
----------------------------------------------------------------------------------------------------------------------------
    Total operating revenues                                      4,314    4,326      (0.3%)     12,957    12,666      2.3%
----------------------------------------------------------------------------------------------------------------------------
    Operating expenses
----------------------------------------------------------------------------------------------------------------------------
    Bell Canada Holdings (including Aliant)                       2,230    2,346      (4.9%)      6,890     7,031     (2.0%)
----------------------------------------------------------------------------------------------------------------------------
    Bell ExpressVu                                                  193      162      19.1%         566       463     22.2%
----------------------------------------------------------------------------------------------------------------------------
    Total operating expenses                                      2,423    2,508      (3.4%)      7,456     7,494     (0.5%)
----------------------------------------------------------------------------------------------------------------------------
    EBITDA (3)
----------------------------------------------------------------------------------------------------------------------------
    Bell Canada Holdings (including Aliant)                       1,928    1,863       3.5%       5,605     5,294      5.9%
----------------------------------------------------------------------------------------------------------------------------
    Bell ExpressVu                                                  (37)     (45)     17.8%        (104)     (122)    14.8%
----------------------------------------------------------------------------------------------------------------------------
    Total EBITDA                                                  1,891    1,818       4.0%       5,501     5,172      6.4%
----------------------------------------------------------------------------------------------------------------------------
    Amortization expense                                           (721)    (737)      2.2%      (2,186)   (2,207)     1.0%
----------------------------------------------------------------------------------------------------------------------------
    Restructuring and other charges                                 (79)       -       N.M.        (373)     (239)   (56.1%)
----------------------------------------------------------------------------------------------------------------------------
    Net benefit plans credit                                         10       28     (64.3%)         29        97    (70.1%)
----------------------------------------------------------------------------------------------------------------------------
    Interest expense to third parties                              (248)    (236)     (5.1%)       (737)     (711)    (3.7%)
----------------------------------------------------------------------------------------------------------------------------
    Interest expense to BCE                                         (42)     (42)      0.0%        (107)     (129)    17.1%
----------------------------------------------------------------------------------------------------------------------------
    Equity income (loss) and other                                  (33)     (81)     59.3%         186       310    (40.0%)
----------------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes
----------------------------------------------------------------------------------------------------------------------------
       and non-controlling interest                                 778      750       3.7%       2,313     2,293      0.9%
----------------------------------------------------------------------------------------------------------------------------
    Income taxes                                                   (308)    (361)     14.7%        (854)     (852)    (0.2%)
----------------------------------------------------------------------------------------------------------------------------
    Non-controlling interest                                        (38)     (14)      N.M.        (119)      (47)     N.M.
----------------------------------------------------------------------------------------------------------------------------
    Net earnings                                                    432      375      15.2%       1,340     1,394     (3.9%)
----------------------------------------------------------------------------------------------------------------------------
    Dividends on preferred shares                                   (16)     (15)     (6.7%)        (48)      (40)   (20.0%)
----------------------------------------------------------------------------------------------------------------------------
    Interest on equity settled notes                                (14)     (15)      6.7%         (44)      (44)     0.0%
----------------------------------------------------------------------------------------------------------------------------
    Net earnings applicable to common                               402      345      16.5%       1,248     1,310     (4.7%)
----------------------------------------------------------------------------------------------------------------------------
    The following non-recurring items are included in net earnings:
----------------------------------------------------------------------------------------------------------------------------
       Restructuring charges                                        (45)       -                   (236)     (143)
----------------------------------------------------------------------------------------------------------------------------
       Net gains on sale of investments and dilution gains            -        5                    205       415
----------------------------------------------------------------------------------------------------------------------------
       Goodwill amortization                                          -      (21)                     -       (62)
----------------------------------------------------------------------------------------------------------------------------
       Foreign exchange restatement                                   -      (38)                     -       (38)
----------------------------------------------------------------------------------------------------------------------------
       Other                                                          -        2                    (18)        -
----------------------------------------------------------------------------------------------------------------------------
    Total                                                           (45)     (52)                   (49)      172
----------------------------------------------------------------------------------------------------------------------------
    Other information
----------------------------------------------------------------------------------------------------------------------------
    Net capital expenditures                                        839      896      (6.4%)      2,447     3,533    (30.7%)
----------------------------------------------------------------------------------------------------------------------------
    Net debt, preferreds and equity settled notes
----------------------------------------------------------------------------------------------------------------------------
                                                                          Bell      BCH                   Bell
----------------------------------------------------------------------------------------------------------------------------
    At September 30, 2002                                                Canada   Corporate    Aliant   ExpressVu     Total
----------------------------------------------------------------------------------------------------------------------------
    Bank indebtedness / (cash and cash equivalents)                         (453)         -        (211)      (38)     (702)
----------------------------------------------------------------------------------------------------------------------------
    Long term debt                                                         9,130          -       1,239         -    10,369
----------------------------------------------------------------------------------------------------------------------------
    Debt due within one year                                               2,187          -         283         -     2,470
----------------------------------------------------------------------------------------------------------------------------
    Net debt                                                              10,864          -       1,311       (38)   12,137
----------------------------------------------------------------------------------------------------------------------------
    Preferred shares                                                       1,100          -         172         -     1,272
----------------------------------------------------------------------------------------------------------------------------
    Redeemable preferred shares to BCE                                         -      1,333           -         -     1,333
----------------------------------------------------------------------------------------------------------------------------
    Equity settled notes                                                   2,068     (2,068)          -         -         -
----------------------------------------------------------------------------------------------------------------------------
    Equity settled notes due to BCE                                            -      1,256           -         -     1,256
----------------------------------------------------------------------------------------------------------------------------
    Senior debt due to BCE                                                     -      1,985           -         -     1,985
----------------------------------------------------------------------------------------------------------------------------
    Equity settled notes due to SBC                                            -        314           -         -       314
----------------------------------------------------------------------------------------------------------------------------
    Net debt, preferreds and equity settled notes                         14,032      2,820       1,483       (38)   18,297
----------------------------------------------------------------------------------------------------------------------------
    N.M.:  not meaningful
----------------------------------------------------------------------------------------------------------------------------


Bell Canada (1a) (2)
Consolidated Statements of Operations  (unaudited) - Historical trend

                                                                                Total                                     Total
   (Millions of dollars, except where otherwise indicatQ3)02   Q2 02   Q1 02     2002   Q4 01    Q3 01   Q2 01   Q1 01     2001
   -----------------------------------------------------------------------------------------------------------------------------

   Revenues
   Local and access                                    1,526   1,531   1,524    4,581   1,654    1,635   1,590   1,481    6,360
   Long distance                                         651     645     648    1,944     647      663     645     696    2,651
   Wireless                                              561     542     494    1,597     493      490     447     409    1,839
   Data                                                  926     947     923    2,796     990      881     878     810    3,559
   Other                                                 494     548     535    1,577     619      540     564     596    2,319
                                                   -----------------------------------------------------------------------------
   Total Bell Canada Holdings (including Aliant)       4,158   4,213   4,124   12,495   4,403    4,209   4,124   3,992   16,728
   Bell ExpressVu                                        156     155     151      462     133      117     115     109      474
                                                   -----------------------------------------------------------------------------
   Total operating revenues                            4,314   4,368   4,275   12,957   4,536    4,326   4,239   4,101   17,202
   Operating expenses
   Bell Canada Holdings (including Aliant)             2,230   2,334   2,326    6,890   2,629    2,346   2,371   2,314    9,660
   Bell ExpressVu                                        193     184     189      566     203      162     149     152      666
                                                   -----------------------------------------------------------------------------
   Total operating expenses                            2,423   2,518   2,515    7,456   2,832    2,508   2,520   2,466   10,326
   EBITDA (3)
   Bell Canada Holdings (including Aliant)             1,928   1,879   1,798    5,605   1,774    1,863   1,753   1,678    7,068
   Bell ExpressVu                          .             (37)    (29)    (38)    (104)    (70)     (45)    (34)    (43)    (192)
                                                   -----------------------------------------------------------------------------
   Total EBITDA                                        1,891   1,850   1,760    5,501   1,704    1,818   1,719   1,635    6,876
   Amortization expense                                 (721)   (754)   (711)  (2,186)   (727)    (737)   (753)   (717)  (2,934)
   Restructuring and other charges                       (79)   (294)      -     (373)   (737)       -       -    (239)    (976)
   Net benefit plans credit                               10      11       8       29      31       28      34      35      128
   Interest expense to third parties                    (248)   (252)   (237)    (737)   (236)    (236)   (242)   (233)    (947)
   Interest expense to BCE                               (42)    (24)    (41)    (107)    (42)     (42)    (43)    (44)    (171)
   Equity income (loss) and other                        (33)    227      (8)     186     (57)     (81)     68     323      253
                                                   -----------------------------------------------------------------------------
   Earnings before income taxes and
       non-controlling interest                          778     764     771    2,313     (64)     750     783     760    2,229
   Income taxes                                         (308)   (250)   (296)    (854)    (14)    (361)   (296)   (195)    (866)
   Non-controlling interest                              (38)    (46)    (35)    (119)     (2)     (14)    (32)     (1)     (49)
                                                   -----------------------------------------------------------------------------
   Net earnings                                          432     468     440    1,340     (80)     375     455     564    1,314
   Extraordinary Items                                     -       -       -        -     (70)       -       -       -      (70)
   Dividends on preferred shares                         (16)    (16)    (16)     (48)    (15)     (15)    (13)    (12)     (55)
   Interest on equity settled notes                      (14)    (16)    (14)     (44)    (15)     (15)    (15)    (14)     (59)
                                                   -----------------------------------------------------------------------------
                                                                             ---------
   Net earnings applicable to common                     402     436     410    1,248    (180)     345     427     538    1,130
   -----------------------------------------------------------------------------------------------------------------------------

                                                                                Total                                     Total
                                                       Q3 02   Q2 02   Q1 02     2002   Q4 01    Q3 01   Q2 01   Q1 01     2001
   -----------------------------------------------------------------------------------------------------------------------------
   The following non-recurring items are included in net earnings:
       Restructuring charges                             (45)   (191)      -     (236)   (467)       -       -    (143)    (610)
       Net gains on sale of investments and dilution gains -     205       -      205     (39)       5      10     400      376
       Goodwill amortization                               -       -       -        -     (21)     (21)    (21)    (20)     (83)
       Foreign exchange restatement                        -       -       -        -      (2)     (38)     49     (49)     (40)
       Other                                               -     (18)      -      (18)     24        2      (1)     (1)      24
                                                   -----------------------------------------------------------------------------
   Total                                                 (45)     (4)      -      (49)   (505)     (52)     37     187     (333)
   -----------------------------------------------------------------------------------------------------------------------------


   Other information

   Net capital expenditures                              839     832     776    2,447   1,099      896     941   1,696    4,632
   -----------------------------------------------------------------------------------------------------------------------------


Bell Canada  (1a) (2)


   Operating Statistics*
                                                               Three months                Nine months
                                                                ended September 30          ended September 30
                                                                 2002    2001   % change    2002    2001 % change
   Wireline
------------------------------------------------------------------------------------------------------------------
   Local
------------------------------------------------------------------------------------------------------------------
   Network access services (k)
------------------------------------------------------------------------------------------------------------------
       Residential                                                                         8,580   8,648    (0.8%)
------------------------------------------------------------------------------------------------------------------
       Business                                                                            4,607   4,694    (1.9%)
------------------------------------------------------------------------------------------------------------------
   Total network access service                                                           13,187  13,342    (1.2%)
------------------------------------------------------------------------------------------------------------------
   Estimated Local market share(7) (%) - Bell Canada only
------------------------------------------------------------------------------------------------------------------
       Residential                                                                         98.0%   99.4% (1.4 pts.)
------------------------------------------------------------------------------------------------------------------
       Business                                                                            87.8%   90.6% (2.8 pts.)
------------------------------------------------------------------------------------------------------------------
   Total estimated local market share                                                      94.2%   96.1% (1.9 pts.)
------------------------------------------------------------------------------------------------------------------
   SmartTouch feature revenues  ($M)                              230     226    1.8%        692     658     5.2%
------------------------------------------------------------------------------------------------------------------
   Long Distance
------------------------------------------------------------------------------------------------------------------
   Conversation minutes (M)                                     4,660   4,400    5.9%     14,034  13,396     4.8%
------------------------------------------------------------------------------------------------------------------
   Average revenue per minute                                   0.127   0.136   (6.6%)     0.121   0.135   (10.4%)
------------------------------------------------------------------------------------------------------------------
   Estimated market share (% based on revenues) - Bell Canada only                         64.6%   64.1% (0.5 pts)
------------------------------------------------------------------------------------------------------------------
   Data
------------------------------------------------------------------------------------------------------------------
   Data revenues ($M)
------------------------------------------------------------------------------------------------------------------
       Legacy (8)                                                 461     546  (15.6%)     1,403   1,620   (13.4%)
------------------------------------------------------------------------------------------------------------------
       Non-Legacy (9)                                             465     335   38.8%      1,393     949    46.8%
------------------------------------------------------------------------------------------------------------------
                                                                  926     881    5.1%      2,796   2,569     8.8%
------------------------------------------------------------------------------------------------------------------
   Equivalent access lines (10) (k) - Bell Canada only
------------------------------------------------------------------------------------------------------------------
       Digital equivalent access lines                                                     3,645   3,734    (2.4%)
------------------------------------------------------------------------------------------------------------------
       Broadband equivalent access lines                                                  11,265   6,836    64.8%
------------------------------------------------------------------------------------------------------------------
   Internet subscribers (11) (k)
------------------------------------------------------------------------------------------------------------------
       DSL High Speed Internet subscribers (k)                                             1,002     625    60.3%
------------------------------------------------------------------------------------------------------------------
       Dial-up Internet subscribers (k)                                                      985   1,002    (1.7%)
------------------------------------------------------------------------------------------------------------------
                                                                                           1,987   1,627    22.1%
------------------------------------------------------------------------------------------------------------------
   Wireless
------------------------------------------------------------------------------------------------------------------
   Cellular & PCS Net activations (k)
------------------------------------------------------------------------------------------------------------------
       Pre-paid                                                    (1)     48    N.M.         (9)    159     N.M.
------------------------------------------------------------------------------------------------------------------
       Post-paid                                                   63     103  (38.8%)       256     257    (0.4%)
------------------------------------------------------------------------------------------------------------------
                                                                   62     151  (58.9%)       247     416   (40.6%)
------------------------------------------------------------------------------------------------------------------
   Cellular & PCS subscribers (k)
------------------------------------------------------------------------------------------------------------------
       Pre-paid                                                                              955     876     9.0%
------------------------------------------------------------------------------------------------------------------
       Post-paid                                                                           2,752   2,310    19.1%
------------------------------------------------------------------------------------------------------------------
                                                                                           3,707   3,186    16.4%
------------------------------------------------------------------------------------------------------------------
   Average revenue per unit ($/month)                              47      49   (4.1%)        46      46     0.0%
------------------------------------------------------------------------------------------------------------------
       Pre-paid                                                    12      14  (14.3%)        12      13    (7.7%)
------------------------------------------------------------------------------------------------------------------
       Post-paid                                                   60      62   (3.2%)        58      58     0.0%
------------------------------------------------------------------------------------------------------------------
   Churn (%) (average per month)                                 1.7%    1.5% 0.2 pts       1.6%    1.4%  0.2 pts
------------------------------------------------------------------------------------------------------------------
       Pre-paid                                                  2.0%    1.4% 0.6 pts       1.9%    1.4%  0.5 pts
------------------------------------------------------------------------------------------------------------------
       Post-paid                                                 1.6%    1.5% 0.1 pts       1.5%    1.4%  0.1 pts
------------------------------------------------------------------------------------------------------------------
   Usage per subscriber (min/month)                               206     184   12.0%        199     179    11.2%
------------------------------------------------------------------------------------------------------------------
   Cost of acquisition (12)  ($/sub)                              428     395    8.4%        443     387    14.5%
------------------------------------------------------------------------------------------------------------------
   Browser hits (M)                                                87      56   55.4%        293     126     N.M.
------------------------------------------------------------------------------------------------------------------
   Paging
------------------------------------------------------------------------------------------------------------------
   Subscribers (k)                                                                           660     733   (10.0%)
------------------------------------------------------------------------------------------------------------------
   Average revenue per unit ($/month)                              10      10    0.0%         10      10     0.0%
------------------------------------------------------------------------------------------------------------------
   Bell ExpressVu (Direct-to-Home Television)
------------------------------------------------------------------------------------------------------------------
   Total subscribers (k)                                                                   1,221     930    31.3%
------------------------------------------------------------------------------------------------------------------
   Net subscriber activations (k)                                  45      83  (45.8%)       152     208   (26.9%)
------------------------------------------------------------------------------------------------------------------
   Average revenue per subscriber ($/month)                        43      44   (2.3%)        44      45    (2.2%)
------------------------------------------------------------------------------------------------------------------
   Cost of acquisition ($/sub)                                    630     674   (6.5%)       701     642     9.2%
------------------------------------------------------------------------------------------------------------------
   Churn (%) (per quarter, year-to-date)                         3.6%    3.1% 0.5 pts       9.1%    8.1%  1.0 pts
------------------------------------------------------------------------------------------------------------------
   *Operating statistics are reported on a consolidated basis, except where otherwise noted.
------------------------------------------------------------------------------------------------------------------
   N.M.:  not meaningful
------------------------------------------------------------------------------------------------------------------

Bell Canada  (1a) (2)


Operating Statistics* - Historical trend
                                                                                  Total                                  Total
                                                          Q3 02   Q2 02   Q1 02    2002   Q4 01   Q3 01   Q2 01  Q1 01    2001
   ----------------------------------------------------------------------------------------------------------------------------
   Wireline
   Local
   Network access services (k)
      Residential                                         8,580   8,532   8,613           8,634   8,648   8,578  8,653
      Business                                            4,607   4,630   4,633           4,662   4,694   4,684  4,685
                                                       -----------------------------------------        ---------------
                                                                                                --------
   Total network access service                          13,187  13,162  13,246          13,296  13,342  13,262 13,338

   Estimated Local market share (7) (%) - Bell Canada only
      Residential                                         98.0%   98.3%   98.7%           99.3%   99.4%   99.5%  99.6%
      Business                                            87.8%   88.0%   88.9%           89.8%   90.6%   90.8%  91.9%
                                                       -----------------------------------------        ---------------
                                                                                                --------
   Total estimated local market share                     94.2%   94.4%   95.1%           95.8%   96.1%   96.3%  96.8%

   SmartTouch feature revenues  ($M)                        230     230     232     692     230     226     224    208     888

   Long Distance
   Conversation minutes (M)                               4,660   4,725   4,649  14,034   4,804   4,400   4,498  4,498  18,200
   Average revenue per minute                             0.127   0.120   0.122   0.121   0.124   0.136   0.132  0.135   0.132
   Estimated market share (% based on revenues) - Bell Can64.6%nly62.9%   61.8%           63.6%   64.1%   63.2%  61.5%
   ----------------------------------------------------------------------------------------------------------------------------
   Data

   Data revenues ($M)
      Legacy (8)                                            461     460     482   1,403     556     546     540    534   2,176
      Non-Legacy (9)                                        465     487     441   1,393     434     335     338    276   1,383
                                                       ------------------------------------------------------------------------
                                                            926     947     923   2,796     990     881     878    810   3,559

   Equivalent access lines (10) (k) - Bell Canada only
      Digital equivalent access lines                     3,645   3,833   3,815           3,713   3,734   3,599  3,445
      Broadband equivalent access lines                  11,265  10,176   9,431           9,109   6,836   6,359  5,249

   Internet subscribers (11) (k)
      DSL High Speed Internet subscribers (k)             1,002     909     866             757     625     529    466
      Dial-up Internet subscribers (k)                      985   1,031   1,036           1,019   1,002     968    946
                                                       ----------------------------------------------------------------
                                                          1,987   1,940   1,902           1,776   1,627   1,497  1,412
   --------------------------------------------------------------------------------------------------------------------
   Wireless

   Cellular & PCS Net activations (k)
      Pre-paid                                               (1)    (26)     18      (9)     88      48      53     58     247
      Post-paid                                              63     117      76     256     186     103      98     56     443
                                                       ------------------------------------------------------------------------
                                                             62      91      94     247     274     151     151    114     690
   Cellular & PCS subscribers (k)
      Pre-paid                                              955     956     982             964     876     828    775
      Post-paid                                           2,752   2,689   2,572           2,496   2,310   2,207  2,109
                                                       ----------------------------------------------------------------
                                                          3,707   3,645   3,554           3,460   3,186   3,035  2,884

   Average revenue per unit ($/month)                        47      46      43      46      46      49      46     44      46
      Pre-paid                                               12      13      11      12      12      14      12     13      13
      Post-paid                                              60      59      56      58      59      62      59     55      58

   Churn (%) (average per month)                           1.7%    1.5%    1.5%    1.6%    1.7%    1.5%    1.4%   1.3%    1.5%
      Pre-paid                                             2.0%    1.8%    1.7%    1.9%    1.6%    1.4%    1.4%   1.3%    1.4%
      Post-paid                                            1.6%    1.4%    1.5%    1.5%    1.8%    1.5%    1.4%   1.3%    1.5%


   Usage per subscriber (min/month)                         206     205     181     199     190     184     190    161     182
   Cost of acquisition (12)  ($/sub)                        428     448     454     443     350     395     385    380     374

   Browser hits (M)                                          87      94     112     293     103      56      42     28     229
   ----------------------------------------------------------------------------------------------------------------------------

   Paging
   Subscribers  (k)                                         660     680     694             715     733     755    759
   Average revenue per unit ($/month)                        10      10      10      10      10      10      10     11      10
   ----------------------------------------------------------------------------------------------------------------------------
   Bell ExpressVu (Direct-to-Home Television)
   Total subscribers (k)                                  1,221   1,176   1,145           1,069     930     847    796
   Net subscriber activations (k)                            45      31      76     152     139      83      51     74     347
   Average revenue per subscriber ($/month)                  43      44      45      44      44      44      46     47      45
   Cost of acquisition ($/sub)                              630     769     718     701     710     674     623    612     676
   Churn (%) (per quarter, year-to-date)                   3.6%    3.1%    2.5%    9.1%    2.1%    3.1%    2.6%   2.4%   10.3%
   ----------------------------------------------------------------------------------------------------------------------------
   * Operating statistics are reported on a consolidated basis, except where otherwise noted.


  Bell Globemedia (1b) (2)


    Statements of Operations - Selected data                               Three months                Nine months
                                                                            ended September 30          ended September 30
(Millions of dollars, except otherwise indicated)                       2002      2001 % change     2002      2001 % change
----------------------------------------------------------------------------------------------------------------------------
Revenues
----------------------------------------------------------------------------------------------------------------------------
   Advertising                                                           180       163   10.4%       629       597     5.4%
----------------------------------------------------------------------------------------------------------------------------
   Subscriber                                                             72        64   12.5%       215       192    12.0%
----------------------------------------------------------------------------------------------------------------------------
   Production and Sundry                                                  21        19   10.5%        67        60    11.7%
----------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                           273       246   11.0%       911       849     7.3%
----------------------------------------------------------------------------------------------------------------------------
EBITDA (3)                                                                17        (6)   N.M.       108        65    66.2%
----------------------------------------------------------------------------------------------------------------------------
Operating statistics
----------------------------------------------------------------------------------------------------------------------------
Bell Globemedia Interactive*
----------------------------------------------------------------------------------------------------------------------------
   Unique visitors per month (in millions) **                            9.9       8.5   16.5%
----------------------------------------------------------------------------------------------------------------------------
Statements of Operations - Selected data - Historical trend
----------------------------------------------------------------------------------------------------------------------------



                                                                               Total                                         Total
(Millions of dollars, except where otherwise indicateQ3 02    Q2 02   Q1 02     2002     Q4 01   Q3 01     Q2 01     Q1 01    2001
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
-----------------------------------------------------------------------------------------------------------------------------------
   Advertising                                         180      230     219      629       263     163       213       221     860
-----------------------------------------------------------------------------------------------------------------------------------
   Subscriber                                           72       70      73      215        67      64        63        65     259
-----------------------------------------------------------------------------------------------------------------------------------
   Production and Sundry                                21       26      20       67        24      19        21        20      84
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                         273      326     312      911       354     246       297       306   1,203
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA (3)                                              17       58      33      108        43      (6)       41        30     108
-----------------------------------------------------------------------------------------------------------------------------------
Operating statistics - historical trend
-----------------------------------------------------------------------------------------------------------------------------------
Bell Globemedia Interactive*
-----------------------------------------------------------------------------------------------------------------------------------
   Unique visitors per month (in millions) **          9.9      9.7    10.2                9.8     8.5       N/A       N/A
-----------------------------------------------------------------------------------------------------------------------------------
*As of July 1, 2001,  Bell Globemedia Interactive combines all interactive new media initiatives across the company including
-----------------------------------------------------------------------------------------------------------------------------------
Sympatico-Lycos, Globe Interactive, CTV Interactive and the new media initiatives of the former Netstar group of properties.
-----------------------------------------------------------------------------------------------------------------------------------
** Source: Media Metrix
-----------------------------------------------------------------------------------------------------------------------------------
N/A: not available
-----------------------------------------------------------------------------------------------------------------------------------
N.M.:  not meaningful
-----------------------------------------------------------------------------------------------------------------------------------

 BCE Emergis  (1c) (2)

   Statements of Operations - Selected data
                                                                              Three months               Nine months
                                                                               ended September 30         ended September 30
   (Millions of dollars, except where otherwise indicated)                     2002     2001  % change    2002     2001 % change
---------------------------------------------------------------------------------------------------------------------------------
   Revenues:
---------------------------------------------------------------------------------------------------------------------------------
   eHealth Solutions Group                                                       70            (9.1%)77    214      224    (4.5%)
---------------------------------------------------------------------------------------------------------------------------------
   BCE Emergis - Canada                                                          57           (25.0%)76    177      214   (17.3%)
---------------------------------------------------------------------------------------------------------------------------------
   BCE Emergis - U.S.A.                                                           8           (60.0%)20     18       37   (51.4%)
---------------------------------------------------------------------------------------------------------------------------------
   Total Revenues                                                               135      173  (22.0%)      409      475   (13.9%)
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                           116           (15.9%)8     399      383     4.2%
---------------------------------------------------------------------------------------------------------------------------------
   EBITDA (3)                                                                    19           (45.7%)       10       92   (89.1%)
---------------------------------------------------------------------------------------------------------------------------------
   Revenues by geographic mix
---------------------------------------------------------------------------------------------------------------------------------
   Canada                                                                        77       98  (21.4%)      240      275   (12.7%)
---------------------------------------------------------------------------------------------------------------------------------
   United States                                                                 58       74  (21.6%)      169      199   (15.1%)
---------------------------------------------------------------------------------------------------------------------------------
   Other                                                                          -        1    N.M.         -        1     N.M.
---------------------------------------------------------------------------------------------------------------------------------
                                                                                135      173  (22.0%)      409      475   (13.9%)
---------------------------------------------------------------------------------------------------------------------------------
   Statements of Operations - Selected data  - Historical trend
---------------------------------------------------------------------------------------------------------------------------------



                                                                              Total                                        Total
(Millions of dollars, except otherwise indicated)   Q3 02    Q2 02    Q1 02    2002    Q4 01   Q3 01     Q2 01    Q1 01     2001
---------------------------------------------------------------------------------------------------------------------------------
   Revenues:
---------------------------------------------------------------------------------------------------------------------------------
   eHealth Solutions Group                             70       77       67     214       83      77        77       70      307
---------------------------------------------------------------------------------------------------------------------------------
   BCE Emergis - Canada                                57       60       60     177       82      76        66       72      296
---------------------------------------------------------------------------------------------------------------------------------
   BCE Emergis - U.S.A.                                 8        5        5      18       16      20         7       10       53
---------------------------------------------------------------------------------------------------------------------------------
   Total Revenues                                     135      142      132     409      181     173       159      143      656
---------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                 116      131      152     399      146     138       117       28      529
---------------------------------------------------------------------------------------------------------------------------------
   EBITDA (3)                                          19       11      (20)     10       35      35        31       26      127
---------------------------------------------------------------------------------------------------------------------------------
   Revenue by geographic mix
---------------------------------------------------------------------------------------------------------------------------------
   Canada                                              77       85       78     240       111      98        89      88      386
---------------------------------------------------------------------------------------------------------------------------------
   United States                                       58       57       54     169       70       74        70      55      269
---------------------------------------------------------------------------------------------------------------------------------
   Other                                                -        -        -       -        -        1         -        -        1
---------------------------------------------------------------------------------------------------------------------------------
   Total                                              135     142      132      409      181     173       159     143       656
---------------------------------------------------------------------------------------------------------------------------------
   N.M.: not meaningful

BCE Ventures (1d) (2)


   Statements of Operations - Selected data
                                                                            Three months             Nine months
                                                                             ended September 30      ended September 30
   (Millions of dollars, except otherwise indicated)                          2002    2001 % change   2002     2001   %change
----------------------------------------------------------------------------------------------------------------------------
   Revenues
----------------------------------------------------------------------------------------------------------------------------
   CGI                                                                         177     166    6.6%     524      488    7.4%
----------------------------------------------------------------------------------------------------------------------------
   Telesat                                                                      77      80   (3.8%)    232      225    3.1%
----------------------------------------------------------------------------------------------------------------------------
   Other                                                                         4      16  (75.0%)     26       44  (40.9%)
----------------------------------------------------------------------------------------------------------------------------
   Total Revenues                                                              258     262   (1.5%)    782      757    3.3%
----------------------------------------------------------------------------------------------------------------------------
   EBITDA (3)
----------------------------------------------------------------------------------------------------------------------------
   CGI                                                                          22      21    4.8%      75       67   11.9%
----------------------------------------------------------------------------------------------------------------------------
   Telesat                                                                      44      48   (8.3%)    137      126    8.7%
----------------------------------------------------------------------------------------------------------------------------
   Other                                                                         1       4  (75.0%)      5        9  (44.4%)
----------------------------------------------------------------------------------------------------------------------------
   Total EBITDA                                                                 67      73   (8.2%)    217      202    7.4%
----------------------------------------------------------------------------------------------------------------------------
   Statements of Operations - Selected data - Historical trend
----------------------------------------------------------------------------------------------------------------------------

                                                                                Total                                    Total
(Millions of dollars, except where otherwise indicated)  Q302  Q2 02   Q1 02     2002   Q4 01   Q3 01   Q2 01    Q1 01    2001
----------------------------------------------------------------------------------------------------------------------------
   Revenues
----------------------------------------------------------------------------------------------------------------------------
   CGI                                                177     176     171      524     169     166     168      154     657
----------------------------------------------------------------------------------------------------------------------------
   Telesat                                             77      78      77      232      96      80      74       71     321
----------------------------------------------------------------------------------------------------------------------------
   Other                                                4       7      15       26      22      16      19        9      66
----------------------------------------------------------------------------------------------------------------------------
   Total Revenues                                     258     261     263      782     287     262     261      234   1,044
----------------------------------------------------------------------------------------------------------------------------
   EBITDA (3)
----------------------------------------------------------------------------------------------------------------------------
   CGI                                                 22      28      25       75      30      21      24       22      97
----------------------------------------------------------------------------------------------------------------------------
   Telesat                                             44      46      47      137      52      48      41       37     178
----------------------------------------------------------------------------------------------------------------------------
   Other                                                1      (1)      5        5       6       4       7       (2)     15
----------------------------------------------------------------------------------------------------------------------------
   Total EBITDA                                        67      73      77      217      88      73      72       57     290
----------------------------------------------------------------------------------------------------------------------------

Accompanying Notes

BCE Inc. | Investor Briefing - Third Quarter 2002



(1) BCE is involved in the following operating businesses through its subsidiaries: Bell Canada; Bell Globemedia; and BCE Emergis. All other businesses are grouped in the BCE Ventures segment.

(a)      Bell Canada segment

o The Bell Canada segment provides connectivity to residential and business customers through wired and wireless voice and data communications, high-speed and wireless Internet access, direct-to-home satellite entertainment services, IP-broadband services, e-business solutions and local and long distance phone and directory services.

o This segment reflects the consolidation of Bell Canada Holdings (BCH) (83.5%), Aliant Inc. (approximately 39% held by Bell Canada and approximately 14% held by BCE Inc.) and ExpressVu Limited Partnership (100%).

- BCH results reflect the consolidation of Bell Canada (100%) and its wholly-owned subsidiaries, mainly, Bell Mobility, BCE Nexxia Inc., Bell ActiMedia Inc., Bell Distribution Inc., Northwestel Inc., as well as 89.9% of Certen Inc., 63.6% of Northern Telephone, 63.6% of Telebec and 60% of Bell West Inc. In addition, BCH holds an interest in Manitoba Telecom Services Inc. (21.7% on a fully diluted basis) which is accounted for using the equity method.

(b)      Bell Globemedia (BGM)

o BGM is a Canadian multi-media company in the fields of broadcasting, print and the Internet. BGM provides integrated information, communications and entertainment services to Canadian customers and access to distinctive Canadian content. Through its various portal properties, Bell Globemedia also provides unique destinations for Internet users.

o BCE holds a 70.1% interest in BGM and therefore consolidates its results. BGM is comprised of the television operations of CTV Inc. (100%), the print operations of The Globe and Mail (100%), and the interactive operations of Bell Globemedia Interactive (100%) and other media interests.


(c)      BCE Emergis

o        Represents BCE Emergis  Inc. BCE Emergis is a business-to-business
         (B2B) e-commerce infrastructure provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors through its three strategic business units, eHealth Solutions Group, BCE Emergis - Canada and BCE Emergis - U.S.A.

o BCE Emergis Inc. is 64.7% owned by BCE and its financial results are consolidated.

(d)      BCE Ventures

o Reflects BCE's interests in CGI Group Inc. (CGI), Telesat Canada (Telesat) and certain other BCE investments. CGI provides end-to-end information technology services and business solutions to customers in North America, Europe, Australia and Asia. Telesat delivers satellite business services primarily to North American companies.

o This segment consolidates BCE's interests in Telesat (100%), TMI Communications and Company Limited Partnership (100%), Bimcor Inc. (100%), BCE Capital Inc. (100%), TeleReal Inc. (100%) and CGI (31.5%) on a proportionate basis.

(2) Effective January 1, 2002, BCE adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods.

         The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer being amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment was charged to opening retained earnings. BCE's management allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

         BCE consolidated results have been restated to reflect the results of Bell Canada International (BCI) and Teleglobe as discontinued operations. In addition, BCE no longer consolidates BCI and Teleglobe.

(3)      Alternative Earnings Measures

         EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization expense, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed under Canadian Generally Accepted Accounting Principles (GAAP) or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

(4) Excludes taxes paid in 2002 relating to the settlement of short-term forward contracts on approximately 47.9 million Nortel Networks common shares, as well as the sale of an equivalent number of Nortel Networks common shares, which are netted against proceeds from monetizations.

(5) Represents 83.5% of Bell Canada's 39.0% interest (54.6M shares) and 100% of BCE's 14% interest (19.5M shares).

(6) Represents $357 million of Series P Retractable Preferred Shares, which are reflected in other long-term liabilities on the financial statements.

(7) Bell Canada's local market shares reflect losses to facilities-based competition only.

(8) Legacy data revenues include digital transmission services such as MEGALINK TM, network access for Integrated Services Digital Network
         (ISDN) and Data, as well as, competitive network services and the sale of inter-networking equipment.

(9) Non-legacy data revenues include national and regional IP data, Internet, e-commerce and wireless data services.

(10) Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

                                   Conversion factors
                         DS-0
                                                              1
                         Basic ISDN
                                                              2
                         Primary ISDN
                                                             23
                         DS-1, DEA
                                                             24
                         DS-3                               672
                         OC-3                             2,016
                         OC-12                            8,064
                         OC-48                           32,256
                         OC-192                         129,024
                         10BaseT                            155
                         100 BaseT                        1,554
                         Gigabit E                       15,544

(11) DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(12) Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber for 2002 is reflected on a consolidated basis. COA per subscriber for 2001 reflects Bell Mobility only.

BCE Inc. | Investor Briefing - Third Quarter 2002


Certain statements made in this document which describe BCE's or its subsidiaries' intentions, expectations or predictions, including, without limitation, financial guidance concerning revenues, EBITDA and EPS, expected levels of productivity improvements, Bell Mobility's 1xRTT network rollout plans, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these statements could differ materially from actual results or events.

Factors which could cause results or events to differ materially from current expectations include, among other things:

- the timing and extent of economic expansion in Canada and of improvements in customer confidence and spending;
-  the level of demand and prices for data, IP broadband and voices services;
-  BCE's ability to manage costs and generate productivity improvements;
- the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables;
- uncertainty as to whether BCE 's strategies will yield the expected benefits, synergies and growth prospects;
- the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity;
- the level of capital expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service;
- the availability and cost of capital required to implement BCE's financing plan and fund capital and other expenditures;
-  the Internet economy growing at a slower pace than is currently anticipated;
- the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof;
- BCE's ability to carry out cross selling of various services offered by the BCE group of companies;
-  stock market volatility;
-  the risk of credit rating downgrades;
-  the availability of, and ability to retain, key personnel;
- the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings (including the outcome of the appeal of the CRTC's price cap decision);

- the possibility of further deterioration in the state of capital markets and the telecommunications industry;
- BCE's ability to implement its financing plan in order to finance the purchase of SBC Communications Inc.'s remaining minority interest in Bell Canada;
- the risk that the closing of the Bell Canada Directories sale may be delayed or not occur; and
-  the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE's 2002 quarterly MD&As filed by BCE with the U.S. Securities and Exchange Commission under Form 6-K and with the Canadian securities commissions. The forward-looking statements contained in this document represent BCE's expectations as of October 23, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Furthermore, forward-looking statements contained in this document do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after October 23, 2002.